                              Castle & Cooke, Inc.

                           OFFER TO PURCHASE FOR CASH
                   UP TO 3,000,000 SHARES OF ITS COMMON STOCK
                  AT A PURCHASE PRICE NOT GREATER THAN $19.50
                         NOR LESS THAN $17.75 PER SHARE

            THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
               AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY,
                  JUNE 19, 1998, UNLESS THE OFFER IS EXTENDED.

    Castle & Cooke, Inc., a Hawaii corporation (the "Company"), hereby invites its stockholders to tender shares of its common stock, no par value (the "Shares"), to the Company at prices, net to the seller in cash, not greater than $19.50 nor less than $17.75 per Share, specified by such stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will determine a single per Share price (not greater than $19.50 nor less than $17.75 per Share) (the "Purchase Price") that it will pay for Shares validly tendered pursuant to the Offer taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the Purchase Price which will allow it to buy 3,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $19.50 nor less than $17.75 per Share) pursuant to the Offer. All Shares validly tendered at prices at or below the Purchase Price will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including the proration terms hereof.

    THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

    NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED.

    THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.
    Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase.

May 15, 1998

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of his Shares should either (1) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary, BankBoston, N.A., and either mail or deliver his stock certificates for such Shares to the Depositary or follow the procedure for book-entry delivery set forth in Section 3, or (2) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares. Stockholders who desire to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer by the expiration of the Offer must tender such Shares by following the procedures for guaranteed delivery set forth in Section 3. STOCKHOLDERS MUST PROPERLY COMPLETE THE LETTER OF TRANSMITTAL INCLUDING THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES IN ORDER TO EFFECT A VALID TENDER OF THEIR SHARES.

    NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION, INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                      (ii)

                                    SUMMARY

    This general summary is provided for the convenience of the Company's stockholders and is qualified in its entirety by reference to the full text and more specific details of this Offer to Purchase.

Number of Shares to be           3,000,000 Shares (or such lesser number of Shares as
Purchased                        are validly tendered).

Purchase Price                   The Company will determine a single per Share net cash
                                 price, not greater than $19.50 nor less than $17.75
                                 per Share, that it will pay for Shares validly
                                 tendered. All Shares acquired in the Offer will be
                                 acquired at the Purchase Price even if tendered below
                                 the Purchase Price. Each stockholder desiring to
                                 tender Shares must specify in the Letter of
                                 Transmittal the minimum price (not greater than $19.50
                                 nor less than $17.75 per Share, in multiples of $.125)
                                 at which such stockholder is willing to have Shares
                                 purchased by the Company.

How to Tender Shares             See Section 3. Call the Information Agent or consult
                                 your broker for assistance.

Brokerage Commissions            None.

Stock Transfer Tax               None, if payment is made to the registered holder.

Expiration and Proration Dates   Friday, June 19, 1998, at 12:00 Midnight, New York
                                 City time, unless extended by the Company.

Payment Date                     As soon as practicable after the Expiration Date (as
                                 defined in Section 1).

Position of the Company and its  Neither the Company nor its Board of Directors makes
Board of Directors               any recommendation to any stockholder as to whether to
                                 tender or refrain from tendering Shares.

Withdrawal Rights                Tendered Shares may be withdrawn at any time until
                                 12:00 Midnight, New York time, on Friday, June 19,
                                 1998, unless the Offer is extended by the Company and,
                                 unless previously purchased, after 12:00 Midnight, New
                                 York City time, on Monday, July 13, 1998. See Section
                                 4.

Odd Lots                         There will be no proration of Shares tendered by any
                                 stockholder who owns beneficially fewer than 100
                                 Shares in the aggregate as of May 11, 1998, and
                                 continues to beneficially to own fewer than 100 Shares
                                 on the Expiration Date, and who tenders all of such
                                 Shares at or below the Purchase Price prior to the
                                 Expiration Date and who checks the "Odd Lots" box in
                                 the Letter of Transmittal.

    THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                     (iii)

                               TABLE OF CONTENTS

SECTION                                                                         PAGE
-------                                                                         ----
        Summary...............................................................  (iii)
        Introduction..........................................................     1

   1.   Number of Shares; Proration...........................................     2

   2.   Tenders by Holders of Fewer than 100 Shares...........................     3

   3.   Procedure for Tendering Shares........................................     4

   4.   Withdrawal Rights.....................................................     6

   5.   Purchase of Shares and Payment of Purchase Price......................     7

   6.   Certain Conditions of the Offer.......................................     8

   7.   Price Range of Shares; Dividends......................................    10

   8.   Interest of Directors and Executive Officers; Transactions and
          Arrangements Concerning the Shares..................................    10

   9.   Background and Purpose of the Offer...................................    11

  10.   Certain Information About the Company.................................    12

  11.   Source and Amount of Funds............................................    16

  12.   Effects of the Offer on the Market for Shares;
          Registration Under the Exchange Act.................................    17

  13.   Certain Legal Matters; Regulatory Approvals...........................    17

  14.   Certain Federal Income Tax Consequences...............................    17

  15.   Extension of the Offer; Termination; Amendments.......................    20

  16.   Fees and Expenses.....................................................    21

  17.   Miscellaneous.........................................................    21

TO THE HOLDERS OF COMMON STOCK OF
  CASTLE & COOKE, INC.:

INTRODUCTION

    The Company hereby invites its stockholders to tender Shares to the Company at prices, net to the seller in cash, not greater than $19.50 nor less than $17.75 per Share, specified by such stockholders, upon the terms and subject to the conditions set forth in the Offer. The Company will determine a single per Share Purchase Price (not greater than $19.50 nor less than $17.75 per Share) that it will pay for Shares validly tendered pursuant to the Offer taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the Purchase Price which will allow it to buy 3,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $19.50 nor less than $17.75 per Share) pursuant to the Offer. All Shares validly tendered at prices at or below the Purchase Price will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including the proration terms described below.

    THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

    If, before the Expiration Date (as defined in Section 1), more than 3,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) are validly tendered at or below the Purchase Price, the Company will accept Shares for purchase first from all Odd Lot Owners (as defined in Section
2) who validly tender all their Shares at or below the Purchase Price and then on a pro rata basis, if necessary, from all other stockholders who validly tender Shares at or below the Purchase Price. See Sections 1 and 2. The Company will return all Shares not purchased under the Offer, including Shares tendered and not withdrawn at prices greater than the Purchase Price and Shares not purchased because of proration. Tendering stockholders will not be obligated to pay brokerage fees or commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. In addition, the Company will pay all fees and expenses of BankBoston, N.A. (the "Depositary") and D.F. King & Co., Inc. (the "Information Agent") in connection with the Offer. See Section 16.

    NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

    Shares of the Company have consistently traded at prices significantly below their book value, and the Board of Directors believes that the Shares are undervalued. The Board of Directors also believes the Company's financial condition will allow it to meet the Company's first priority, which is to operate its existing business, including through acquisitions, and to use its debt capacity to fund the Offer. The Board of Directors believes that the purchase of Shares is an attractive use of the Company's financial resources. Accordingly, the Offer is consistent with the Company's long-term corporate goal of increasing stockholder value.

    Even after this share repurchase is completed, the Company will have ready access to sources of capital sufficient to fund investments in the business, and to operate its existing business.

    THE OFFER PROVIDES STOCKHOLDERS WHO ARE CONSIDERING A SALE OF ALL OR A PORTION OF THEIR SHARES THE OPPORTUNITY TO DETERMINE THE PRICE OR PRICES (NOT

GREATER THAN $19.50 NOR LESS THAN $17.75 PER SHARE) AT WHICH THEY ARE WILLING TO SELL THEIR SHARES AND, IF ANY SUCH SHARES ARE PURCHASED PURSUANT TO THE OFFER, TO SELL THOSE SHARES FOR CASH WITHOUT THE USUAL TRANSACTION COSTS ASSOCIATED WITH OPEN-MARKET SALES. IN ADDITION, THE OFFER MAY GIVE STOCKHOLDERS THE OPPORTUNITY TO SELL SHARES AT PRICES GREATER THAN MARKET PRICES PREVAILING PRIOR TO ANNOUNCEMENT OF THE OFFER.

    As of the close of trading on May 11, 1998, there were 20,005,674 Shares outstanding and 316,976 Shares issuable upon exercise of stock options exercisable within 60 days under the Company's stock option plan. The 3,000,000 Shares that the Company is offering to purchase represent approximately 15% of the Shares outstanding as of May 11, 1998 and approximately 14.76% of the sum of the Shares then outstanding and all Shares which may be issuable upon the exercise of stock options exercisable within 60 days. The Shares are traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "CCS." On May 8, 1998, the last trading day prior to the announcement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $17.00. On May 14, 1998, the last full trading day prior to the commencement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $19. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

1.  NUMBER OF SHARES; PRORATION.

    Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and purchase 3,000,000 Shares or such lesser number of Shares as are validly tendered on or prior to the Expiration Date at a price (determined in the manner set forth below) not greater than $19.50 nor less than $17.75 per Share. THE TERM "EXPIRATION DATE" MEANS 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JUNE 19, 1998, UNLESS THE COMPANY, IN ITS SOLE DISCRETION, SHALL HAVE EXTENDED THE PERIOD OF TIME DURING WHICH THE OFFER IS OPEN, IN WHICH EVENT THE TERM "EXPIRATION DATE" SHALL REFER TO THE LATEST TIME AND DATE AT WHICH THE OFFER, AS SO EXTENDED BY THE COMPANY, SHALL EXPIRE. See Section 15 for a description of the Company's right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. See also Section 6. Subject to Section 2, if the Offer is oversubscribed, Shares tendered at or below the Purchase Price prior to the Expiration Date will be subject to proration. The proration period also expires on the Expiration Date.

    The Company will, upon the terms and subject to the conditions of the Offer, determine the Purchase Price (not greater than $19.50 nor less than $17.75 per Share) that it will pay for Shares validly tendered pursuant to the Offer taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select a single per Share Purchase Price that will allow it to buy 3,000,000 Shares (or such lesser number as are validly tendered at prices not greater than $19.50 nor less than $17.75 per Share) pursuant to the Offer. The Company reserves the right, in its sole discretion, to purchase more than 3,000,000 Shares pursuant to the Offer.

    If (i) the Company increases or decreases the price to be paid for Shares, increases the number of Shares being sought and any such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire less than ten business days from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, the Offer will be extended for ten business days from and including the date of such notice. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    In accordance with Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender Shares must specify the price or prices (not greater than $19.50 nor less than $17.75 per Share) at which such stockholder is willing to have the Company purchase his Shares. All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

    Upon the terms and subject to the conditions of the Offer, if the number of Shares validly tendered prior to the Expiration Date is less than or equal to 3,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company will purchase at the Purchase Price all Shares so tendered.

    Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than 3,000,000 Shares (or such greater number of Shares as the Company elects to purchase) are validly tendered at or below the Purchase Price, the Company will accept Shares for purchase in the following order of priority:

        (a) first, all Shares validly tendered at or below the Purchase Price prior to the Expiration Date and not withdrawn by any Odd Lot Owner (as defined in Section 2) who:

           (1) tenders all Shares beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this preference); and

           (2) completes the section captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

        (b) then, after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price before the Expiration Date on a pro rata basis, if necessary (with adjustments to avoid purchases of fractional shares).

    In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Proration for each stockholder tendering Shares other than Odd Lot Owners shall be based on the ratio of the number of Shares tendered by such stockholder at or below the Purchase Price to the total number of Shares tendered by all stockholders at or below the Purchase Price other than Odd Lot Owners. Although the Company does not expect to be able to announce the final results of such proration until approximately seven NYSE trading days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers or financial advisors.

    As described in Section 14, the number of Shares that the Company will purchase from a stockholder may affect the federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

2.  TENDERS BY HOLDERS OF FEWER THAN 100 SHARES.

    The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all Shares validly tendered on or prior to the Expiration Date at or below the Purchase Price by or on behalf of stockholders who beneficially held, as of the close of business on May 11, 1998, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares ("Odd Lot Owners"). To avoid proration, however, an Odd Lot Owner must validly tender at or below the Purchase Price all Shares that such Odd Lot Owner beneficially owns; partial tenders will not qualify for this preference. This preference is not available to holders of 100 or more Shares, even if such holders have separate stock certificates for fewer than 100 Shares. Any Odd Lot Owner wishing to tender all Shares beneficially owned by him free of proration pursuant to this Offer must complete the section captioned "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. BY ACCEPTING THE OFFER, A STOCKHOLDER OWNING FEWER THAN 100 SHARES WOULD NOT ONLY AVOID THE PAYMENT OF BROKERAGE COMMISSIONS BUT WOULD ALSO AVOID ANY APPLICABLE ODD LOT DISCOUNTS PAYABLE IN A SALE OF HIS SHARES ON A STOCK EXCHANGE, INCLUDING THE NYSE.

3.  PROCEDURE FOR TENDERING SHARES.

    PROPER TENDER OF SHARES.  For Shares to be validly tendered pursuant to the
Offer:

        (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received on or before the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; or

        (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

    AS SPECIFIED IN INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, EACH STOCKHOLDER DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $.125) AT WHICH HIS SHARES ARE BEING TENDERED; PROVIDED, HOWEVER, THAT AN ODD LOT OWNER MAY CHECK THE BOX IN THE SECTION ENTITLED "ODD LOTS" INDICATING THAT HE IS TENDERING ALL OF HIS SHARES AT THE PURCHASE PRICE. STOCKHOLDERS DESIRING TO TENDER SHARES AT MORE THAN ONE PRICE MUST COMPLETE SEPARATE LETTERS OF TRANSMITTAL FOR EACH PRICE AT WHICH SHARES ARE BEING TENDERED, EXCEPT THAT THE SAME SHARES CANNOT BE TENDERED (UNLESS PROPERLY WITHDRAWN PREVIOUSLY IN ACCORDANCE WITH THE TERMS OF THE OFFER) AT MORE THAN ONE PRICE. IN ORDER TO VALIDLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

    In addition, Odd Lot Owners who tender all of their Shares must complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery in order to qualify for the preferential treatment available to Odd Lot Owners as set forth in Section 1.

    SIGNATURE GUARANTEES AND METHOD OF DELIVERY. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder (which term, for purposes of this Section 3, includes any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the holder of the Shares) appears on the certificate tendered therewith, and payment and delivery are to be made directly to such registered holder, or (ii) if Shares are tendered for the account of a member firm of a registered national securities exchange or the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office, branch or agency in the United States which is a member of one of the Stock Transfer Association's approved medallion programs (such as Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program) (each such entity, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal.

    THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING STOCK CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

    FEDERAL INCOME TAX BACKUP WITHHOLDING. To prevent federal income tax backup withholding equal to 31% of the gross payments made pursuant to the Offer, each stockholder who does not otherwise establish an exemption from such withholding must notify the Depositary of such stockholder's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 (included in the Letter of Transmittal). Foreign stockholders may be required to submit Form W-8, certifying non-United States status, in order to avoid backup withholding. See Instructions 12 and 13 of the Letter of Transmittal.

    EACH STOCKHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO WHETHER SUCH STOCKHOLDER IS SUBJECT TO OR EXEMPT FROM FEDERAL INCOME TAX WITHHOLDING.

    For a discussion of certain other federal income tax consequences to tendering stockholders, see Section 14.

    BOOK-ENTRY DELIVERY. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and other required documents must, in any case, be transmitted to and received by the Depositary at its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

        (a) such tender is made by or through an Eligible Institution;

        (b) the Depositary receives (by hand, mail or telegram), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (indicating the price at which the Shares are being tendered) which includes a guarantee by an Eligible Institution in the form set forth in such Notice; and

        (c) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

    DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may in the opinion of the Company's counsel be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed to be validly made until all defects and irregularities have been cured or waived. None of the Company, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give such notice.

    TENDER CONSTITUTES AN AGREEMENT. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

    It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person (directly or indirectly) to tender Shares for his own account unless, at the time of tender and at the end of the proration period (including any extension thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into, exercisable for, or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer as well as the tendering stockholder's representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 and (ii) the tender of such Shares complies with Rule 14e-4.

4.  WITHDRAWAL RIGHTS.

    Except as otherwise provided in this Section 4, the tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company, may also be withdrawn after 12:00 midnight, New York City time, on July 13, 1998.

    For a withdrawal to be effective, the Depositary must timely receive (at one of its addresses set forth on the back cover of this Offer to Purchase) a written notice of withdrawal. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Depositary, the Information Agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give such notice. Any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by the Expiration Date by again following any of the procedures described in Section 3.

    If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5.  PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

    Upon the terms and subject to the conditions of the Offer, the Company will determine the Purchase Price it will pay for validly tendered Shares taking into account the number of Shares tendered and the prices specified by tendering stockholders and will accept for payment (and thereby purchase) Shares validly tendered at or below the Purchase Price as soon as practicable after the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares which are tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

    Upon the terms and subject to the conditions of the Offer (including proration), the Company will purchase and pay a single per Share Purchase Price for 3,000,000 Shares (subject to increase or decrease as provided in Section 1 and Section 15) or such lesser number of Shares as are validly tendered at prices not greater than $19.50 nor less than $17.75 per Share, as promptly as practicable after the Expiration Date.

    Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders solely for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders.

    In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any such proration until approximately seven NYSE trading days after the Expiration Date. Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) as soon as practicable after the Expiration Date or termination of the Offer without expense to the tendering stockholder. Under no circumstances will the Company pay interest on the Purchase Price. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

    The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer; provided, however, that (i) if payment of the Purchase Price is to be made to, or (ii) (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered owner, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered owner or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

    THE COMPANY MAY BE REQUIRED TO WITHHOLD AND REMIT TO THE INTERNAL REVENUE SERVICE (THE "IRS"), 31% OF THE GROSS PROCEEDS PAID TO ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE SECTION 3.

6.  CERTAIN CONDITIONS OF THE OFFER.

    Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, the purchase of and the payment for, Shares tendered if at any time on or after May 11, 1998, and at or before the time of purchase of any such Shares, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company's sole judgment in any such case and regardless of the circumstances (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such purchase or payment:

        (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which:
    (1) challenges, seeks to make illegal, delays or otherwise, directly or indirectly, restrains or prohibits the making of the Offer, the acquisition of Shares pursuant to the Offer or otherwise relates in any manner to or affects the Offer or (2) in the Company's sole judgment, could materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company; or

        (b) there shall have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the Company's sole judgment, would or might directly or indirectly: (1) challenge, seek to make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acquisition of Shares pursuant to the Offer or otherwise relate in any manner to or affect the Offer or (2) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company; or

        (c) the lenders under the Company's Credit Agreement shall have failed or declined to provide the consents under the Credit Agreement described under Section 11; or

        (d) there shall have occurred: (1) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States, (2) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market, (3) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States, (4) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the Company's sole judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (5) any significant decrease in the market price of the Shares or in the general level of market prices of equity securities in the United States or abroad,
    (6) any change in
    the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares or that, in the sole judgment of the Company, makes it inadvisable to proceed with the Offer or (7) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's sole judgment, a material acceleration or worsening thereof; or

        (e) any change shall have occurred or be threatened in the business, condition (financial or other), income, operations, Share ownership or prospects of the Company and its subsidiaries, taken as a whole, which, in the Company's sole judgment, is or may be material to the Company or any other event shall have occurred which, in the Company's sole judgment, materially impairs the Offer's contemplated benefits to the Company; or

        (f) a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person; or

        (g) (1) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission (the "Commission") before May 11, 1998), (2) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission before May 11, 1998 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Shares or (3) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities.

    The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described in this Section 6 shall be final and shall be binding on all parties.

7.  PRICE RANGE OF SHARES; DIVIDENDS.

    The Shares are traded on the NYSE under the symbol "CCS." The following table sets forth for the calendar periods indicated the high and low per Share sales prices on the NYSE Composite Tape as reported in published financial sources.

                                                                               HIGH        LOW
                                                                             ---------  ---------
1996
  1st Quarter..............................................................  $   16.75  $   11.88
  2nd Quarter..............................................................      17.75      16.13
  3rd Quarter..............................................................      17.13      14.50
  4th Quarter..............................................................      17.13      14.88
1997
  1st Quarter..............................................................  $   16.50  $   14.88
  2nd Quarter..............................................................      16.56      13.13
  3rd Quarter..............................................................      20.50      15.88
  4th Quarter..............................................................      20.38      15.88
1998
  1st Quarter..............................................................  $   17.31  $   14.13
  2nd Quarter (through May 14).............................................  $   19.13      16.34

    On May 8, 1998, the last trading day prior to the announcement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $17.00. On May 14, 1998, the last full trading day prior to the commencement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $19. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

    The Company has not paid any dividends on the Shares. The payment and amount of cash dividends on the Shares will be subject to the discretion of the Company's Board of Directors. The Company anticipates that it will retain all earnings for use in its business and will not pay cash dividends on the Shares in the foreseeable future.

8. INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES.

    As of May 11, 1998, David H. Murdock, Chairman of the Board and Chief Executive Officer of the Company, beneficially owned (including 39,001 Shares issuable upon exercise of options exercisable within 60 days) an aggregate of 4,567,267 Shares (approximately 22.7% of the outstanding Shares including Shares issuable upon the exercise of options exercisable within 60 days). As of that same date, the Company's other directors and executive officers as a group beneficially owned (including Shares issuable upon the exercise of options exercisable within 60 days) an aggregate of 150,063 Shares (approximately .8% of the outstanding Shares including 96,250 Shares issuable upon the exercise of options exercisable within 60 days). If the Company purchases 3,000,000 Shares (or approximately 15% of the Shares outstanding at May 11, 1995) pursuant to the Offer and no executive officer or director tenders Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, Mr. Murdock would beneficially own approximately 26.6% of the outstanding Shares, and the Company's other executive officers and directors as a group would beneficially own approximately .9% of the outstanding Shares, including Shares issuable upon the exercise of options exercisable within 60 days. The Company has been advised that no director or executive officer of the Company intends to tender any Shares pursuant to the Offer.

    Based upon the Company's records and upon information provided to the Company by its directors, executive officers and affiliates, neither the Company nor any of its subsidiaries nor, to the best of the

Company's knowledge, any of the directors or executive officers of the Company, nor any associates of any of the foregoing, has effected any transactions in the Shares during the 40 business day period prior to the date hereof.

    Neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, or any of the executive officers or directors of its subsidiaries, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

9.  BACKGROUND AND PURPOSE OF THE OFFER.

    Shares of the Company have consistently traded at prices significantly below their book value, and the Board of Directors believes that the Shares are undervalued. The Board of Directors also believes the Company's financial condition will allow it to meet the Company's first priority, which is to operate its existing business, including through acquisitions, and to use its debt capacity to fund the Offer. The Board of Directors believes that the purchase of Shares is an attractive use of the Company's financial resources. Accordingly, the Offer is consistent with the Company's long-term corporate goal of increasing stockholder value.

    Even after this share repurchase is completed, the Company will have ready access to sources of capital sufficient to fund investments in the business, and to operate its existing business.

    The Offer provides stockholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $19.50 nor less than $17.75 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash without the usual transaction costs associated with open-market sales. The Offer also allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company if they so desire. ANY STOCKHOLDERS OWNING AN AGGREGATE OF LESS THAN 100 SHARES WHOSE SHARES ARE PURCHASED PURSUANT TO THE OFFER NOT ONLY WILL AVOID ANY PAYMENT OF BROKERAGE COMMISSIONS, BUT ALSO WILL AVOID ANY APPLICABLE ODD LOT DISCOUNTS PAYABLE ON SALES OF ODD LOTS ON A STOCK EXCHANGE, INCLUDING THE NYSE. In addition, the Offer may give stockholders the opportunity to sell Shares at prices greater than market prices prevailing prior to announcement of the Offer. To the extent the purchase of Shares in the Offer results in a reduction in the number of stockholders of record, the costs of the Company for services to stockholders may be reduced.

    NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH STOCKHOLDER'S SHARES AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED.

    Shares the Company acquires pursuant to the Offer become authorized but unissued shares and will be held in the Company's treasury and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of any securities exchange, including the NYSE, on which the Shares are listed). Such Shares could be issued without stockholder approval for such purposes as, among others, the acquisition of other businesses, the raising of additional capital for use in the Company's business, the distribution of stock dividends and the implementation of employee benefit plans.

10.  CERTAIN INFORMATION ABOUT THE COMPANY.

GENERAL.

    The Company is engaged in three principal businesses: residential real estate, resorts and commercial real estate. The Company conducts residential real estate development operations on the island of Oahu in the State of Hawaii, and in Bakersfield, California; Sierra Vista, Arizona and Orlando, Florida. The Company's resort operations are located in Hawaii on the island of Lana'i and include two luxury resort hotels, The Lodge at Koele and The Manele Bay Hotel, two golf courses, and luxury vacation home developments associated with the resort hotels. The Company is developing commercial properties in Bakersfield and San Jose, California; Raleigh, North Carolina; Atlanta, Georgia; Phoenix and Sierra Vista, Arizona; Orlando, Florida and on Oahu. The Company also owns and manages other buildings, shopping centers and other commercial properties in California, Hawaii, Arizona, North Carolina and Georgia.

    The Company's principal executive offices are located at 10900 Wilshire Boulevard, Los Angeles, California 90024, and the Company's telephone number is
(310) 208-3636.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

    The table below includes summary historical financial information of the Company. The summary financial information has been derived from the audited consolidated financial statements as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the unaudited consolidated financial statements of the Company as reported in the Company's quarterly report on Form 10-Q for the first quarter ended March 31, 1998. In the opinion of management, the unaudited financial statements for the quarters ended March 31, 1998 and 1997 reflect all adjustments necessary for a fair statement of the results of operations for the interim periods. However, the results of operations for any interim period are not necessarily indicative of results for the full year. The summary historical financial information should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and related notes included in the reports referred to above. Copies of these reports may be obtained from the Commission and the NYSE in the manner specified in "Additional Information" below.

                              CASTLE & COOKE, INC.
                    SUMMARY HISTORICAL FINANCIAL INFORMATION
                (thousands, except per share and ratio amounts)

                                                               THREE MONTHS ENDED              YEAR ENDED
                                                                   MARCH 31,                  DECEMBER 31,
                                                           --------------------------  --------------------------
                                                               1998          1997          1997          1996
                                                           ------------  ------------  ------------  ------------
INCOME STATEMENT DATA
---------------------------------------------------------
Total Revenues...........................................  $     57,250  $     54,178  $    241,163  $    308,324
Income Before Income Taxes...............................         2,083           856         6,080        15,229
Net Income...............................................         1,396           518         3,873         9,213
Net Income Available To Common Stockholders..............         1,396          (532)         (104)        5,013
Basic Earnings (Loss) Per Common Share...................  $        .07  $       (.03) $       (.01) $        .25
Diluted Earnings (Loss) Per Common Share.................  $        .07  $       (.03) $       (.01) $        .25
Average Number of Common Shares Outstanding..............        20,003        19,956        19,975        19,955
Ratio of Earnings To Fixed Charges (1)...................          1.17           .41           .63          1.02

BALANCE SHEET DATA
(AT END OF PERIOD)
---------------------------------------------------------
Total Assets.............................................  $  1,035,929  $  1,025,356  $  1,019,260  $  1,019,822
Total Debt...............................................       197,969       161,120       186,101       152,130
Redeemable Preferred Stock...............................            --        35,875            --        35,700
Total Common Stockholders' Equity........................       585,209       582,808       583,744       583,307
Common Stockholders' Equity Per Share....................  $      29.25  $      29.20  $      29.19  $      29.23

         NOTE TO SUMMARY CONSOLIDATED, HISTORICAL FINANCIAL INFORMATION

(1) The ratio of earnings to fixed charges was computed by dividing earnings before income taxes, interest expense and previously capitalized interest amortized in cost of sales during the period by the sum of: (1) interest cost incurred, and (2) the amount of pre-tax earnings required to cover the preferred stock dividend and accretion.

                        PRO FORMA FINANCIAL INFORMATION

    The following unaudited pro forma financial information sets forth the historical financial information as adjusted to give effect for the purchase of 3,000,000 Shares at a Purchase Price of $17.75 per Share and at a Purchase Price of $19.50 per Share, the minimum and maximum possible Purchase Price per Share in the Offer. Expenses related to the Offer are estimated to be $350,000. The pro forma adjustments assume the transaction occurred, for purposes of the summary consolidated income statement, as of the first day of the period presented, and, for purposes of the consolidated balance sheet, as of the balance sheet date. The pro forma financial information does not purport to be indicative of the results that may be obtained in the future or that would have actually been obtained had the Offer occurred as of the dates indicated. The pro forma information should be read in conjunction with the Summary Historical Financial Information and accompanying notes.

                              CASTLE & COOKE, INC.
               SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION
                (thousands, except per share and ratio amounts)

                                                    THREE MONTHS ENDED                      YEAR ENDED
                                                      MARCH 31, 1998                    DECEMBER 31, 1997
                                            ----------------------------------  ----------------------------------
                                                             PRO FORMA(1)                      PRO FORMA(1)(2)
                                                        ----------------------              ----------------------
                                                         ASSUMED     ASSUMED                 ASSUMED     ASSUMED
                                                        $17.75 PER  $19.50 PER              $17.75 PER  $19.50 PER
                                                          SHARE       SHARE                   SHARE       SHARE
                                            UNAUDITED    PURCHASE    PURCHASE                PURCHASE    PURCHASE
INCOME STATEMENT DATA                       HISTORICAL    PRICE       PRICE     HISTORICAL    PRICE       PRICE
------------------------------------------  ----------  ----------  ----------  ----------  ----------  ----------
Total Revenues............................  $  57,250   $   57,250  $   57,250  $  241,163  $  241,163  $  241,163
Income Before Income Taxes................      2,083        1,176       1,081       6,080        (504)       (896)
Net Income................................      1,396          788         725       3,873        (341)       (591)
Net Income Available To Common
  Stockholders............................      1,396          788         725        (104)       (341)       (591)
Basic Earnings (Loss) Per Common Share
  (3).....................................  $     .07   $      .05  $      .04  $     (.01) $     (.02) $     (.03)
Diluted Earnings (Loss) Per Common Share
  (3).....................................  $     .07   $      .05  $      .04  $     (.01) $     (.02) $     (.03)
Average Number of Common Shares
  Outstanding.............................     20,003       17,003      17,003      19,975      16,975      16,975
Ratio of Earnings To Fixed Charges (4)....       1.17          .93         .91         .63         .62         .61

BALANCE SHEET DATA
(AT PERIOD END)
------------------------------------------
Total Assets..............................  $1,035,929  $1,032,361  $1,032,361  $1,019,260  $1,017,648  $1,017,648
Total Debt................................    197,969      248,908     254,253     186,101     240,697     246,338
Total Common Stockholders' Equity.........    585,209      531,001     525,688     583,744     529,907     524,407
Common Stockholders' Equity Per Share.....  $   29.25   $    31.22  $    30.91  $    29.19  $    31.17  $    30.85

               NOTES TO SUMMARY UNAUDITED, CONSOLIDATED PRO FORMA
                             FINANCIAL INFORMATION

    The following assumptions regarding the Offer were made in determining the summary unaudited, consolidated pro forma financial information:

(1) The information assumes 3,000,000 Shares are purchased at $17.75 per Share and $19.50 per Share, with the purchase plus estimated expenses of $350,000 being financed by excess cash and borrowings under the Company's existing revolving credit agreement. The information reflects the increased interest expense relating to the additional borrowings under the existing revolving credit agreement and the related impact of these items on the provision for taxes. There can be no assurance that the Company will purchase 3,000,000 Shares or as to the price at which Shares will be purchased.

(2) The December 31, 1997 pro forma information assumes that the redeemable preferred stock is redeemed at the beginning of the year through additional borrowings under the existing credit agreement. Accordingly, the information reflects the elimination of the preferred stock dividends and accretion, partially offset by increased interest expense pertaining to these additional borrowings and the related impact on the provision for taxes.

(3) The basic and primary earnings per share calculation gives effect to the reduced number of Shares that result from the repurchase of Shares pursuant to the Offer.

(4) The pro forma ratio of earnings to fixed charges was computed by dividing earnings before income taxes, interest expense and previously capitalized interest amortized in cost of sales during the period by interest cost incurred.

    ADDITIONAL INFORMATION. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements and reports certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal owners of the Company's securities and any material interest of such persons in transactions with the Company. The Company has also filed an Issuer Tender Offer Statement on
Schedule 13E-4 (the "Schedule 13E-4") with the Commission, which includes certain additional information relating to the Offer.

    Such material may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Reports, proxy materials and other information about the Company are also available at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Copies may also be obtained by mail for prescribed rates from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The Schedule 13E-4 will not be available at the Commission's regional offices.

11. SOURCE AND AMOUNT OF FUNDS.

    Assuming that the Company purchases 3,000,000 Shares pursuant to the Offer at a Purchase Price of $19.50 per Share (the highest price in the range of possible Purchase Prices), the Company expects the maximum aggregate cost of the Offer, including all fees and expenses applicable to the Offer, to be approximately $58,850,000. The Company anticipates that the funds necessary to purchase Shares pursuant to the Offer and to pay the related fees and expenses will come from excess cash and from borrowings under the $250 million Amended and Restated Credit Agreement, expiring May 16, 2000 (the "Credit Agreement"), between the Company and a syndicate of banks (the "Lenders"), with The Chase Manhattan Bank ("Chase") as Agent. The Credit Agreement, which has previously been filed by the Company with the Commission, is Exhibit (b)(l) to the Schedule 13E-4 and is incorporated herein by reference.

    The Company may request loans under the Credit Agreement as either alternate base rate loans ("ABR Loans") or Eurodollar loans ("Eurodollar Loans"). ABR Loans bear interest at a rate equal to the greater of the Chase prime rate and
 .5% in excess of the average of the rates on overnight federal funds transactions among members of the Federal Reserve System (the "Federal Funds Effective Rate"). Chase's prime rate is currently 8.5% and the Federal Funds Effective Rate is currently approximately 5 9/16%. Eurodollar Loans bear interest at the rate offered to the Agent in the London interbank market for deposits in amounts approximately equal to and having maturities comparable to the Agent's portion of the Eurodollar Loan (which rate is adjusted for reserve requirements applicable to Eurocurrency liabilities), plus a spread of between 1.25% and 1.50%. The spread increases with increases in the ratio of the Company's total indebtedness to a borrowing base, calculated with reference to the Company's real property in accordance with the Credit Agreement.

    The Credit Agreement contains representations and warranties, financial and other covenants, events of default and other terms customary to financings of that type. The Company's indebtedness under the Credit Agreement is secured by mortgages on the Company's primary income producing commercial properties. The borrowing base under the Credit Agreement and the commitments of the banks thereunder are reduced upon certain sales of the mortgaged properties by the Company. In addition, certain other indebtedness of the Company and its subsidiaries, while permitted under the Credit Agreement, reduces available borrowings thereunder.

    Consummation of the Offer requires that the Lenders waive the provisions of the Credit Agreement which, among other things, prohibit the Company from repurchasing any class of capital stock, including the Shares and reduce available borrowings. The Company has held discussions with the Agent and other

Lenders under the Credit Agreement, and anticipates that the requisite majority in interest of the Lenders will provide the requisite consents. If such consents are not received prior to the Expiration Date of the Offer, the Company may, in its sole discretion extend the Offer and continue to seek the necessary approvals from the Lenders, or terminate the Offer.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

    The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of stockholders. Nonetheless, the Company anticipates that there will still be a sufficient number of Shares outstanding and publicly traded following the Offer to ensure a continued trading market in the Shares.

    Based on the published guidelines of the NYSE, the Company believes that its purchase of Shares pursuant to the Offer will not cause its remaining Shares to be delisted from the NYSE.

    The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

    The Shares are registered under the Exchange Act which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

13. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

    The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

14. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

    The following summary is a general discussion of certain of the United States federal income tax consequences of the Offer. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. No ruling as to any matter discussed in this summary has been requested or received from the IRS.

    EACH STOCKHOLDER IS URGED TO CONSULT AND RELY ON THE STOCKHOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THE STOCKHOLDER OF TENDERING SHARES PURSUANT TO THE OFFER.

    IN GENERAL. A stockholder's exchange of Shares for cash pursuant to the Offer will be a taxable transaction for federal income tax purposes, and may also be a taxable transaction under applicable state, local, foreign or other tax laws. This summary does not discuss any aspects of state, local, foreign or other tax laws. Certain stockholders (including insurance companies, tax-exempt organizations, financial institutions and broker dealers) may be subject to special rules not discussed below. For purposes of this discussion, stockholders are assumed to hold their Shares as capital assets.

    TREATMENT AS A SALE OR EXCHANGE. Under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), a transfer of Shares to the Company pursuant to the Offer will, as a general rule, be treated as a sale or exchange of the Shares (rather than as a dividend distribution) if the receipt of cash upon the sale (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete termination" of the stockholder's interest in the Company or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. These tests (the "Section 302 tests") are explained more fully below.

    If any of the Section 302 tests is satisfied, a tendering stockholder will recognize capital gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the stockholder's basis in the Shares sold pursuant to the Offer. Shares held for (i) 12 months or less will be taxable at the short-term capital gains rate; (ii) more than 12 months and not more than 18 months will be taxable at the mid-term capital gains rate; and (iii) more than 18 months will be taxable at the long-term capital gains rate. For Shares received in the December 28, 1995 distribution to stockholders by Dole Food Company, Inc. ("Dole"), according to information provided by Dole following the distribution, the tax basis in such Shares was the fair market value on the date of the distribution, which Dole reported to be $15.65 per share.

    CONSTRUCTIVE OWNERSHIP OF STOCK. In determining whether any of the Section 302 tests is satisfied, a stockholder must take into account not only Shares actually owned by the stockholder, but also Shares that are constructively owned pursuant to Section 318 of the Code. Under Section 318, a stockholder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the stockholder has an interest, or, in the case of stockholders that are entities, by certain individuals or entities that have an interest in the stockholder, as well as any Shares the stockholder has a right to acquire by exercise of an option or by the conversion or exchange of a security. With respect to option and convertible security attribution, the IRS takes the position that Shares constructively owned by a stockholder by reason of a right on the stockholder's part to acquire the Shares from the Company are not to be considered outstanding for purposes of applying the Section 302 tests to other stockholders; however, there are both contrary and supporting judicial decisions with respect to this issue.

    THE SECTION 302 TESTS. One of the following tests must be satisfied in order for the exchange of shares pursuant to the Offer to be treated as a sale rather than as a dividend distribution.

        (a) SUBSTANTIALLY DISPROPORTIONATE TEST. The receipt of cash by a stockholder will be substantially disproportionate with respect to the stockholder if the percentage of the outstanding Shares actually and constructively owned by the stockholder immediately following the exchange of Shares pursuant to the Offer (treating Shares exchanged pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding Shares actually and constructively owned by the stockholder immediately before the exchange (treating Shares exchanged pursuant to the Offer as outstanding).

        (b) COMPLETE TERMINATION TEST. The receipt of cash by a stockholder will be a complete termination of the stockholder's interest if either (i) all of the Shares actually and constructively owned by the stockholder are sold pursuant to the Offer or (ii) all of the shares actually owned by the stockholder are sold pursuant to the Offer and the stockholder is eligible to waive, and effectively waives, the attribution of Shares constructively owned by the stockholder in accordance with the procedures described in
    Section 302(c) (2) of the Code. Stockholders considering terminating their interest in accordance with Section 302(c) (2) of the Code should do so in consultation with their own tax advisors.

        (c) NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND TEST. The receipt of cash by a stockholder will not be essentially equivalent to a dividend if the stockholder's exchange of Shares pursuant to the Offer results in a "meaningful reduction" of the stockholder's proportionate interest in the Company. Whether the receipt of cash by a stockholder will result in a meaningful reduction of the stockholder's proportionate interest will depend on the stockholder's particular facts and circumstances. However, in the case of a small minority stockholder, even a small reduction may satisfy this test where, as with the Offer, payments are not expected to be pro rata with respect to all outstanding Shares. The IRS has indicated in a published ruling that, in the case of a small minority stockholder of a publicly held corporation who exercises no control over corporate affairs, a reduction in the stockholder's proportionate interest in the corporation from .00011189 to .000108190 would constitute a meaningful reduction.

    Although the issue is not free from doubt, a stockholder may be able to take into account acquisitions or dispositions of Shares (including market purchases and sales) substantially contemporaneous with the Offer in determining whether any of the Section 302 tests is satisfied.

    In the event that the Offer is oversubscribed, the Company's purchase of Shares pursuant to the Offer will be prorated. Thus, in such case even if all the Shares actually and constructively owned by a stockholder are tendered pursuant to the Offer, not all of the Shares will be purchased by the Company, which in turn may affect the stockholder's ability to satisfy the Section 302 tests.

    TREATMENT AS A DIVIDEND. If none of the Section 302 tests is satisfied and, if (although there can be no assurances) the Company has sufficient earnings and profits, a tendering stockholder will be treated as having received a dividend includible in gross income in an amount equal to the entire amount of cash received by the stockholder pursuant to the Offer. This amount will not be reduced by the stockholder's basis in the Shares exchanged pursuant to the Offer, and (except as described below for corporate stockholders eligible for the dividends-received deduction) the stockholder's basis in those Shares will be added to the stockholder's basis in his remaining Shares. No assurance can be given that any of the Section 302 tests will be satisfied as to any particular stockholder, and thus no assurance can be given that any particular stockholder will not be treated as having received a dividend taxable as ordinary income. If none of the Section 302 tests is satisfied, any cash received for Shares pursuant to the Offer in excess of the Company's earnings and profits will be treated, first, as a non-taxable return of capital to the extent of, and in reduction of, the stockholder's basis for such stockholder's shares and, thereafter, as a capital gain to the extent it exceeds such basis.

    SPECIAL RULES FOR CORPORATE STOCKHOLDERS. If the exchange of shares by a corporate stockholder does not satisfy any of the Section 302 tests and, assuming the Company has sufficient earnings and profits, is therefore treated as a dividend, the corporate stockholder generally will be entitled to a dividends-received deduction equal to 70% of the dividend, subject to applicable limitations, including those relating to "debt-financed portfolio stock" under
Section 246A of the Code and to the holding period and other requirements of
Section 246(c) of the Code. Also, since it is expected that purchases pursuant to the Offer will not be pro rata as to all stockholders, any amount treated as a dividend to a corporate stockholder will constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in regulations yet to be promulgated by the Treasury Department). Under Section 1059 of the Code, a corporate stockholder must reduce the tax basis of all such stockholder's stock (but not below zero) by the portion of any "extraordinary dividend" that is generally equal to the deduction allowable under the dividends-received deduction rules and, if such portion exceeds the stockholder's tax basis for the stock, must treat any such excess as additional gain in the year in which such extraordinary dividend occurs.

    EMPLOYEE OPTION PLANS. If an employee exercises a non-qualified stock option granted under the Company's stock option plan in order to acquire Shares to tender pursuant to the Offer, the employee will be required to recognize ordinary income in an amount equal to the excess of the fair market value of the

Shares on the date the option is exercised over the exercise price. The employee's basis in the Shares will equal the fair market value of the Shares on the date the option is exercised, and the employee's holding period for purposes of determining eligibility for long-term capital gain will begin after the option is exercised. The exchange of the Shares pursuant to the Offer will be taxed in accordance with the rules described in the preceding sections.

    FOREIGN STOCKHOLDERS. The Company will assume that the exchange is a dividend as to foreign stockholders and will therefore withhold federal income tax at a rate equal to 30% of the gross proceeds paid to a foreign stockholder or his agent pursuant to the Offer, unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) any estate the income of which is subject to United States federal income taxation regardless of the source of such income, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust and (y) one or more United States persons have authority to control all substantial decisions of the trust.

    Generally, the determination of whether a reduced rate of withholding is applicable is made by reference to a foreign stockholder's address or to a properly completed Form 1001 furnished by the stockholder, and the determination of whether an exemption from withholding is available on the grounds that gross proceeds paid to a foreign stockholder are effectively connected with a United States trade or business is made on the basis of a properly completed Form 4224 furnished by the stockholder. The Depositary will determine a foreign stockholder's eligibility for a reduced rate of, or exemption from, withholding by reference to the stockholder's address and any Forms 1001 or 4224 submitted to the Depositary by a foreign stockholder unless facts and circumstances indicate that such reliance is not warranted or unless applicable law requires some other method for determining whether a reduced rate of withholding is applicable. These forms can be obtained from the Depositary. See the instructions to the Letter of Transmittal.

    A foreign stockholder with respect to whom tax has been withheld may be eligible to obtain a refund of all or a portion of the withheld tax if the stockholder satisfies one of the Section 302 tests for capital gain treatment or is otherwise able to establish that no tax or a reduced amount of tax was due. Foreign stockholders are urged to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

15. EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS.

    The Company expressly reserves the right, at any time or from time to time, in its sole discretion, and regardless of whether any of the conditions specified in Section 6 shall have occurred, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rules 13e-4(f)(2) and 13e-4(f)(5) promulgated under the Exchange Act. Rule 13e-4(f)(2) requires that the Company permit Shares tendered pursuant to the Offer to be withdrawn: (i) at any time during the period the Offer remains open; and (ii) if not yet accepted for payment, after the expiration of forty business days from the commencement of the Offer. Rule 13e-4(f)(5) requires that the Company must either pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the

Offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the number of Shares the Company may purchase or the range of prices it may pay pursuant to the Offer. Amendments to the Offer may be made at any time or from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

    If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares, or the Company increases the number of Shares being sought and any such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

16. FEES AND EXPENSES.

    The Company has retained D.F. King & Co., Inc. as Information Agent and BankBoston, N.A. as Depositary in connection with the Offer. The Information Agent may contact stockholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will receive reasonable and customary compensation for their services. The Company will also reimburse the Information Agent and the Depositary for out-of-pocket expenses, including reasonable attorneys' fees, and has agreed to indemnify the Information Agent and the Depositary against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

    The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any Shares pursuant to the Offer. The Company will, however, on request through the Information Agent, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of this Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

17. MISCELLANEOUS.

    The Offer is not being made to, nor will the Company accept tenders from, holders of Shares in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the making of the Offer or the tender of Shares would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude holders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the Company makes a good faith effort to comply with any state law deemed applicable to the Offer, if it cannot do so, the Company believes that the exclusion of holders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. In any jurisdiction the securities or Blue Sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                              CASTLE & COOKE, INC.

May 15, 1998

    Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for the Shares and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its address set forth below:

                                THE DEPOSITARY:

                                BANKBOSTON, N.A.

  BY FIRST CLASS OR EXPRESS              BY HAND:                     BY OVERNIGHT:
            MAIL:                          STARS                    BankBoston, N.A.
      BANKBOSTON, N.A.            Securities Transfers &        Corporate Reorganization
    Attention: Corporate          Reports Services, Inc.                  Dept.
    Reorganization Dept.        Attention: BankBoston, N.A.         150 Royal Street
       P. O. Box 8029               One Exchange Place              Canton, MA 02021
    Boston, MA 02266-8029         55 Broadway, 3rd Floor
                                       New York, NY

                             TO CONFIRM RECEIPT OF
                              NOTICE OF GUARANTEED
                                   DELIVERY:

                                 (800) 733-5001

    Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and address below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer. To confirm delivery of your Shares, you are directed to contact the Depositary.

                             THE INFORMATION AGENT:

                             D. F. KING & CO., INC.

                                77 Water Street
                            New York, New York 10005
                         (212) 269-5550 (Call Collect)
                                       or
                         Call Toll Free: (800) 290-6424